Exhibit 99.1

ASX ANNOUNCEMENT

31 March 2017

Genetic Technologies Revamps Patient Pricing and Billing Program for BREVAGenplus®

Melbourne, Australia, 31 March 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company focused on cancer risk assessment, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic breast cancer announced today a change to the product’s pricing and billing structure. Effective 1 April 2017, the Company will transition from a traditional reimbursement system through insurance providers, to a direct patient self-pay program.

The rationale behind this strategic shift is based on the recognition that gaining adequate payment for BREVAGenplus has become increasingly difficult over the last few years using a traditional payment model. The Company is not alone in this respect, as it is an acknowledged issue for those companies selling molecular diagnostics (MDx) and seeking reimbursement from insurers through a Current Procedural Terminology (CPT) miscellaneous code. The primary issue is that current regulations/laws leave patients with minimum, if any, definition on how much they will be required to pay out of pocket for BREVAGenplus. Ultimately, this lack of fundamental transparency often demotivates patients and physicians interest in BREVAGenplus and furthermore, makes the collection of monies for services rendered more difficult. By converting to a direct pay relationship with patients, the Company aims to add certainty to the transaction. This will eliminate current issues being experienced, such as low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility, poor coverage, and the need for multiple laboratory locations.

“We are excited to implement this streamlined payment system as it dramatically simplifies the cost side of the equation for patients and makes it easy for physicians and their staff to answer questions regarding cost before sample collection. Additionally, transitioning to a direct patient self-pay program provides us with a defined marketing message for our in-house sales team to disseminate as they increase the number of physicians using BREVAGenplus,” commented Mr. Eutillio Buccilli, Chief Executive Officer of Genetic Technologies Limited. “We have been monitoring the issue of payment for a considerable period of time and have observed how other MDx companies have approached the issue and which ones have been successful in transitioning to a different collection methodology. We are confident that now is the appropriate time to make this change,” concluded Mr. Buccilli.

The Company’s revamped pricing strategy and numerical determination is the result of an internal review along with an industry analysis conducted by Genetic Technologies to evaluate solutions to improve the profile and ultimately, patient utilisation of BREVAGenplus. Under the patient self-pay program, BREVAGenplus will have a per test list price of USD 349.00, compared to the USD 2,795.00 which is currently presented to medical insurance providers. While the price discrepancy

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

appears large, insurers generally pay a price much lower than list price. Patients, when confronted with the balance, often six to nine months after the test, can understandably become contentious which is typically directed at their physician. The revised BREVAGenplus price is in line with what the Company currently receives on a per test basis and does not alter the Company’s view as to the commercial value of BREVAGenplus.

The review that led to the change in the pricing and billing structure for BREVAGenplus has also sharpened the Company’s strategy with respect to other areas of its business. For example, the billing model designed for BREVAGenplus can also be applicable to the Company’s colorectal cancer (CRC) risk assessment test which is in the latter stages of development.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer Genetic Technologies Limited + 61 3 8412 7050	Blueprint Life Science Group +1 (415) 375 3340, Ext. 4